June 7, 2023

VIA EDGAR

Jennifer Monick

Assistant Chief Accountant

Frank Knapp

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, DC 20549

Re:	Hilton Grand Vacations Inc.

Form 10-K for the Year Ended December 31, 2022

Filed March 1, 2023

File No. 001-37794

Dear Ms. Monick and Mr. Knapp:

On behalf of Hilton Grand Vacations Inc. (the “Company”), I am hereby submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your follow-up letter dated May 30, 2023, which was in response to our earlier response letter, dated May 22, 2023, with respect to the above-referenced Annual Report on Form 10-K (the “10-K”).

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed by the response to the comment. Terms not otherwise defined in this letter have the meanings set forth in the 10-K.

Form 10-K for the year ended December 31, 2022

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 54

1.

Comment: We note your response to our comment 1. In light of your adjustment for the discounted marketing packages (i.e. $208 million in 2022) to both revenue and expense, it appears that the line items in your table on page 57 for commissions and brand fees, sales revenue, sales and marketing expense, net, real estate expense, and real estate profit margin are non-GAAP measures. Please confirm that you will enhance your disclosures in future filings to include the disclosures required by Item

10(e) of Regulation S-K, or advise. Your revised disclosures should include, but not be limited to, referring to such items as non-GAAP measures, providing reconciliations to the applicable GAAP measure, stating the reasons why management believes this presentation is useful to investors, and also presenting a real estate profit margin that includes the revenue from the discounted marketing packages (i.e. $208 million in 2022).

Response: The Company will enhance its disclosures in future filings to include the disclosures required by Item 10(e) of Regulation S-K in presenting real estate profit margin.

2.

Comment: We note your response to our comment 2. It appears that your presentation of real estate profit, financing profit, resort and club management profit, and rental and ancillary services profit (loss) are non-GAAP measures. Please confirm that you will enhance your disclosures in future filings to include the disclosures required by Item 10(e) of Regulation S-K, or advise. Your revised disclosures should include, but not be limited to, referring to such items as non-GAAP measures, providing a reconciliation of the aggregate of these measures to the applicable GAAP measure, and stating the reasons why management believes this presentation is useful to investors.

Response: The Company will enhance its disclosures in future filings to include the disclosures required by Item 10(e) of Regulation S-K in presenting real estate, financing, resorts and club management, and rental and ancillary activities profit margins.

Should you have any further questions or need additional information, please do not hesitate to contact me at (407) 613-8348.

Sincerely,

/s/ Daniel J. Mathewes

Daniel J. Mathewes

Senior Executive Vice President and

Chief Financial Officer